FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement Nos. 333-290665 and 333-290665-01
Dated May 18, 2026

Jump Securities with Auto-Callable Feature Based on the Worst Performing of the Russell 2000® Index and the S&P 500® Index due June 4, 2032

Fully and Unconditionally Guaranteed by Bank of America Corporation

Principal at Risk Securities

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, prospectus supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

The securities do not guarantee the repayment of principal and do not provide for the regular payment of interest. Investors will not participate in any appreciation in either underlying index.  The securities are for investors who are willing to risk their principal and forego current income and participation in the appreciation of either underlying index in exchange for the possibility of receiving an early redemption payment or payment at maturity greater than the stated principal amount if each underlying index closes at or above its respective initial index value on a quarterly determination date or the final determination date, respectively.  The securities are our senior debt securities. Any payments on the securities are fully and unconditionally guaranteed by Bank of America Corporation (“BAC”). The securities are issued as part of BofA Finance LLC’s (“BofA Finance”) “Medium-Term Notes, Series A” program.

SUMMARY TERMS
Issuer:	BofA Finance
Guarantor:	BAC
Underlying indices:	The S&P 500® Index (Bloomberg symbol: “SPX”) and the Russell 2000® Index (Bloomberg symbol: “RTY”)
Stated principal amount:	$1,000.00 per security
Issue price:	$1,000.00 per security
Pricing date:	May 29, 2026
Original issue date:	June 3, 2026 (3 business days after the pricing date)
Maturity date:	June 4, 2032
Early redemption:

If, on any quarterly determination date (other than the final determination date), beginning on June 8, 2027, the index closing value of each underlying index is greater than or equal to its respective initial index value, the securities will be automatically redeemed for the applicable early redemption payment on the related early redemption date. No further payments will be made on the securities once they have been redeemed.

Early redemption payment:

The early redemption payment for each quarterly determination date prior to the final determination date will be an amount in cash per stated principal amount corresponding to a return of approximately at least 9.71% per annum. See “Determination Dates, Early Redemption Dates and Early Redemption Payments” below.

Payment at maturity:

If the securities have not previously been redeemed, you will receive at maturity a cash payment per security as follows:

●If the final index value of each underlying index is greater than or equal to its respective initial index value:

At least $1,582.60 (set on the pricing date)

●If the final index value of either underlying index is less than its respective initial index value but the final index value of each underlying index is greater than or equal to its respective downside threshold level:

$1,000

●If the final index value of either underlying index is less than its respective downside threshold level:

$1,000 × index performance factor of the worst performing underlying index

Under these circumstances, the payment at maturity will be less than 80% of the stated principal amount of the securities and could be zero.

Initial index value:	For each underlying index, the index closing value on the pricing date.
Final index value:	For each underlying index, the index closing value on the final determination date.
Worst performing underlying index:	The underlying index with the largest percentage decrease from the respective initial index value to the respective final index value.
Index performance factor:	With respect to each underlying index, its final index value divided by its initial index value.
Determination dates:

Quarterly. See “Determination Dates, Early Redemption Dates and Early Redemption Payments” below. We also refer to June 1, 2032 as the final determination date.

The determination dates are subject to postponement as set forth in “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates” beginning on page PS-18 of the accompanying product supplement.

Early redemption dates:	Quarterly, beginning on June 11, 2027. See “Determination Dates, Early Redemption Dates and Early Redemption Payments” below.
Downside threshold level:	With respect to each underlying index, 80% of its initial index value.
CUSIP / ISIN:	09711QWG4 / US09711QWG45
Listing:	The securities will not be listed on any securities exchange.
Estimated value on the pricing date:	Expected to be between $900.00 and $950.00 per $1,000 in principal amount of securities. See “Structuring the securities” in the preliminary pricing supplement.
Preliminary pricing supplement	https://www.sec.gov/Archives/edgar/data/70858/000191870426013274/form424b2.htm
Hypothetical Payment at Maturity (if the securities have not been previously redeemed)
Change in the Worst Performing Underlying Index	Payment at Maturity
+50.00%	At least $1,582.60 (set on the pricing date)
+40.00%	At least $1,582.60 (set on the pricing date)
+30.00%	At least $1,582.60 (set on the pricing date)
+20.00%	At least $1,582.60 (set on the pricing date)
+10.00%	At least $1,582.60 (set on the pricing date)
0.00%	At least $1,582.60 (set on the pricing date)
-10.00%	$1,000.00
-20.00%	$1,000.00
-21.00%	$790.00
-40.00%	$600.00
-50.00%	$500.00
-60.00%	$400.00
-70.00%	$300.00
-80.00%	$200.00
-90.00%	$100.00
-100.00%	$0.00
The pricing date, issue date and other dates set forth to the left and on the following page are subject to change, and will be set forth in the final pricing supplement relating to the securities.

Determination Dates		Early Redemption Dates		Early Redemption Payments (per $1,000 Security)*
1st determination date:	June 8, 2027	1st early redemption date:	June 11, 2027	At least $1,097.100
2nd determination date:	August 30, 2027	2nd early redemption date:	September 2, 2027	At least $1,121.375
3rd determination date:	November 29, 2027	3rd early redemption date:	December 2, 2027	At least $1,145.650
4th determination date:	February 29, 2028	4th early redemption date:	March 3, 2028	At least $1,169.925
5th determination date:	May 30, 2028	5th early redemption date:	June 2, 2028	At least $1,194.200
6th determination date:	August 29, 2028	6th early redemption date:	September 1, 2028	At least $1,218.475
7th determination date:	November 29, 2028	7th early redemption date:	December 4, 2028	At least $1,242.750
8th determination date:	February 28, 2029	8th early redemption date:	March 5, 2029	At least $1,267.025
9th determination date:	May 29, 2029	9th early redemption date:	June 1, 2029	At least $1,291.300
10th determination date:	August 29, 2029	10th early redemption date:	September 4, 2029	At least $1,315.575
11th determination date:	November 29, 2029	11th early redemption date:	December 4, 2029	At least $1,339.850
12th determination date:	February 28, 2030	12th early redemption date:	March 5, 2030	At least $1,364.125
13th determination date:	May 29, 2030	13th early redemption date:	June 3, 2030	At least $1,388.400
14th determination date:	August 29, 2030	14th early redemption date:	September 4, 2030	At least $1,412.675
15th determination date:	November 29, 2030	15th early redemption date:	December 4, 2030	At least $1,436.950
16th determination date:	February 28, 2031	16th early redemption date:	March 5, 2031	At least $1,461.225
17th determination date:	May 29, 2031	17th early redemption date:	June 3, 2031	At least $1,485.500
18th determination date:	August 29, 2031	18th early redemption date:	September 4, 2031	At least $1,509.775
19th determination date:	December 1, 2031	19th early redemption date:	December 4, 2031	At least $1,534.050
20th determination date:	March 1, 2032	20th early redemption date:	March 4, 2032	At least $1,558.325
Final determination date:	June 1, 2032	See “Maturity date” above.		See “Payment at maturity” above.
*The actual Early Redemption Payments will be set on the pricing date.

You will find a link to the accompanying preliminary pricing supplement for the securities above and links to the accompanying product supplement, prospectus supplement and prospectus for the securities under “Additional Information about the Securities” in the preliminary pricing supplement, which you should read and understand prior to investing in the securities.

This free writing prospectus is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. BofA Finance has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the SEC, which may, without cost, be accessed on the SEC website at www.sec.gov or obtained from BofA Securities, Inc. (“BofAS”) by calling 1-800-294-1322. Before you invest, you should read this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus for information about us, BAC and this offering.

Underlying Indices

For information about the underlying indices, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Structure-related Risks

▪Your investment may result in a loss; there is no guaranteed return of principal.

▪Any positive investment return on the securities is limited.

▪The securities do not bear interest.

▪The securities are subject to potential early redemption, which would limit your ability to receive further payment on the securities.

▪Your return on the securities may be less than the yield on a conventional debt security of comparable maturity.

▪The early redemption payment or payment at maturity, as applicable, will not reflect changes in the levels of the underlying indices other than on the determination dates or the final determination date, as applicable.

▪Because the securities are linked to the worst performing (and not the average performance) of the underlying indices, you may not receive any return on the securities and may lose a significant portion or all of your investment in the securities even if the index closing value or final index value of one underlying index is greater than or equal to its initial index value, as applicable.

▪Any payments on the securities are subject to our credit risk and the credit risk of the guarantor, and any actual or perceived changes in our or the guarantor’s creditworthiness are expected to affect the value of, or any amounts payable on, the securities.

▪We are a finance subsidiary and, as such, have no independent assets, operations, or revenues.

Valuation- and Market-related Risks

▪The price to public you pay for the securities will exceed their initial estimated value.

▪The initial estimated value does not represent a minimum or maximum price at which we, BAC, BofAS or any of our other affiliates would be willing to purchase your securities in any secondary market (if any exists) at any time.

▪We cannot assure you that a trading market for your securities will ever develop or be maintained.

Conflict-related Risks

▪Trading and hedging activities by us, the guarantor and any of our other affiliates, including BofAS, may create conflicts of interest with you and may adversely affect your return on the securities and their market value.

▪There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours.

Underlying Index-related Risks

▪The securities are subject to risks associated with small-size capitalization companies.

▪Governmental regulatory actions, such as sanctions, could adversely affect your investment in the securities.

▪The publisher of an underlying index may adjust that underlying index in a way that affects its levels, and the publisher has no obligation to consider your interests.

Tax-related Risks

▪The U.S. federal income tax consequences of an investment in the securities are uncertain, and may be adverse to a holder of the securities.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Securities—Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.

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